July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Anna Abramson

Jeff Kauten

Melissa Kindelan

Christine Dietz

Re:    Blend Labs, Inc.

Registration Statement on Form S-1

File No. 333-257223

Acceleration Request

Requested Date: July 15, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and Allen & Company LLC, as representatives of the several underwriters, hereby join Blend Labs, Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257223) (the “Registration Statement”) to become effective on July 15, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 5,069 copies of the Preliminary Prospectus dated July 6, 2021 through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

* * * *

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly

Name:	William Connolly
Title:	Managing Director, Goldman Sachs, Investment Banking Division

ALLEN & COMPANY LLC

By:	/s/ Peter Diiorio

Name:	Peter Diiorio
Title:	General Counsel

cc:	Nima Ghamsari, Blend Labs, Inc.

Marc Greenberg, Blend Labs, Inc.

Crystal Sumner, Blend Labs, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Bradley C. Weber, Goodwin Procter LLP

Mitzi Chang, Goodwin Procter LLP

Julia R. White, Goodwin Procter LLP